June 2, 2017

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Precise Acquisition, Inc.

Form S-1/A

Filed May 2, 2017

File No. 333-217030

To the men and women of the SEC:

On behalf of Precise Acquisition, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated May 17, 2017 addressed to Mr. Thomas DeNunzio, the Company’s President, and CEO, with respect to the Company’s filing of its S-1 on May 2, 2017.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

General

1. We note your response to our prior comment 8. We also note your disclosure that “[n]o Securities will be issued to purchasers in this offering until a business combination has been completed pursuant to the terms and conditions of Rule 419. Shares will be issued in uncertificated book-entry form” and “[s]hares will be issued in uncertificated bookentry form. Share certificates may be requested in writing from the stock transfer agent after the Company’s offering is closed and a consummated business combination meeting the requirements of Rule 419 has been completed and all subscription funds held in escrow by escrow agent have been released and received by the Company.” Finally, we note the Release 33-6932 states that “all securities sold in an offering by a blank check company … must be placed in the Rule 419 Account and subject to the following conditions ….” See Securities Act of 1933 Release No. 33-6932 (April 13, 1992). Please revise your registration statement to comply with Rule 419 as applicable.

COMPANY RESPONSE:

We have amended the registration statement on Pages 3, 5 and 17 to state as follows: All securities issued in connection with the offering, whether or not for cash consideration, and any other securities issued with respect to such securities, including securities issued with respect to stock splits, stock dividends, or similar rights, shall be deposited directly into the escrow account promptly upon issuance. The identity of the purchaser of the securities shall be included on the stock certificates or other documents evidencing such securities. Securities held in the escrow account are to remain as issued and deposited and shall be held for the sole benefit of the purchasers, who shall have voting rights equal to one vote per share with securities held in their names, as provided by Delaware state law.

Item 6 - Dilution, page 15

2. We note your response to comment 11 and we reissue our comment. Please revise to address the “net tangible book value” in your first paragraph of the dilution discussion. See Item 506 of Regulation S-K.

COMPANY RESPONSE:

We have revised the first paragraph of our dilution discussion to include our current net tangible book value. We have also amended the tables in this section as the values in each table’s row titled “net proceeds from this offering” had an incorrect value. The following was also added to the dilution section, “Mr. DeNunzio has agreed to pay all the expenses of the offering estimated at $6,556.59.”

3. Please revise your narrative disclosure to provide the dilution, net book value and increase in net book value in the event that 75% of the shares are sold in the offering to be consistent with the tabular disclosure.

COMPANY RESPONSE:

We have revised accordingly. Please see page 15.

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

4. Please obtain and file an updated consent from your independent registered public accounting firm.

COMPANY RESPONSE:

We have included an updated consent from our independent registered public accounting firm.

Part II

Exhibits and Financial Statement Schedules, page II-2

5. We note your response to comment 14 and we reissue the comment. Please be advised that a signed and dated executed escrow agreement must be filed as an exhibit to the registration statement. See Rule 419(b)(4).

COMPANY RESPONSE:

We have included the signed and dated escrow agreement as an exhibit to this registration statement.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: June 2, 2017

/s/ Thomas DeNunzio

Thomas DeNunzio

President & CEO